UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     January 29, 2014

January 29, 2014

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Nine Months Ended December 31, 2013 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 14, 2014

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been omitted.

1. Consolidated financial results (for the nine months ended December 31, 2013)

(1) Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Net income
	Nine months ended December 31, 2013	¥ 3,518,671	10.5%	¥ 1,167,084	40.7%	¥ 704,705	28.0%
	Nine months ended December 31, 2012	3,184,227	8.5	829,691	9.0	550,407	33.9
Notes:	1.	Comprehensive income:
		(a) for the Nine months ended December 31, 2013: ¥1,213,217 million [82.8%] (b) for the Nine months ended December 31, 2012: ¥663,568 million [191.2%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase from the previous fiscal year.
		Net income per share		Net income per share (Diluted)
	Nine months ended December 31, 2013	¥ 515.96		¥ 515.70
	Nine months ended December 31, 2012	406.52		406.39
	(2) Financial position
(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	December 31, 2013	¥ 157,103,235		¥ 9,301,035		4.6%
	March 31, 2013	148,696,800		8,443,218		4.3

Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2013: ¥7,279,175 million (b) as of March 31, 2013: ¥6,345,197 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – minority interests) / total assets} X 100

2. Dividends on common stock per share

(Yen	)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2013	¥ –	¥ 50	¥ –	¥ 70	¥ 120
Fiscal year ending March 31, 2014	–	55	–
Fiscal year ending March 31, 2014 (Forecast)				65	120

Notes:	1.	Dividend forecast remains unchanged.
	2.	Details of dividends for the 4th quarter of the fiscal year ended March 31, 2013:
		(a) Ordinary dividends: ¥60 (b) Commemorative dividends: ¥10

3. Earnings forecast (for the fiscal year ending March 31, 2014)

(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Fiscal year ending March 31, 2014	¥1,280,000	19.2%	¥750,000	(5.5) %	¥548.97

Notes:	1.	Earnings forecast remains unchanged.
	2.	Forecasted net income per share = Forecasted net income / Forecasted average number of common stocks during the period (excluding treasury stock)(*)

* Sumitomo Mitsui Banking Corporation (“SMBC”), a subsidiary of SMFG, sold a portion of SMFG shares owned by SMBC. Accordingly, the forecasted average number of common stocks (excluding treasury stock) used for the above calculation was assumed to be 1,366,187,718 shares.

	3.	Percentages shown in ordinary profit and net income are the increase (decrease) from the previous fiscal year.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.
(2) Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to revision of accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: The details are reported in “4.Other” (page3).

(4) Number of shares issued (common stock)

	As of December 31, 2013	As of March 31, 2013
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	46,772,266 shares	60,179,376 shares

	Nine months ended December 31, 2013	Nine months ended December 31, 2012
(c) Average number of shares issued in the period	1,365,822,505 shares	1,353,940,301 shares

Note on quarterly review process:

This quarterly earnings report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of the quarterly consolidated financial statements has not been completed as of the disclosure of this quarterly earnings report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2013 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (SMFG) reports the financial results for the nine months ended December 31, 2013.

1. Consolidated operating results

In the nine months ended December 31, 2013, gross profit increased by ¥150.7 billion year-on-year to ¥2,221.2 billion. This was mainly due to an increase in profits of SMBC Nikko Securities, Inc. and SMBC Friend Securities Co., Ltd. led by income from sales of investment trusts, as well as an increase in gross banking profit of Sumitomo Mitsui Banking Corporation (“SMBC”) by ¥28.4 billion due to profits from equity index-linked investment trusts and an increase in fees related to loan syndication as well as loan-related fees in line with asset growth, despite a decrease in gains on bonds.

General and administrative expenses increased by ¥79.5 billion year-on-year to ¥1,169.8 billion, due mainly to expenditures aimed at enhancing top-line profit of SMBC Nikko Securities, Inc.

Total credit cost decreased by ¥87.1 billion year-on-year to a net reversal of ¥29.9 billion. This was mainly due to a year-on-year decrease in the total credit cost of SMBC which decreased by ¥50.5 billion year-on-year to a net reversal of ¥80.7 billion, as a result of our individualized efforts to assist certain borrowers to improve their business and financial conditions.

Gains on stocks were ¥79.6 billion, a year-on-year improvement of ¥146.9 billion, mainly due to a decrease in devaluation losses at SMBC reflecting the recovery of stock market.

Finally, ordinary profit increased by ¥337.4 billion year-on-year to ¥1,167.1 billion, and net income increased by ¥154.3 billion year-on-year to ¥704.7 billion.

Consolidated	(Billions of yen)

	Nine months ended December 31, 2013	Change from the nine months ended December 31, 2012	Fiscal year ended March 31, 2013 (reference)
Gross profit	¥ 2,221.2	¥ 150.7	¥ 2,792.9
General and administrative expenses	(1,169.8)	(79.5)	(1,496.3)
Total credit cost	29.9	87.1	(173.1)
Gains (losses) on stocks	79.6	146.9	(21.0)
Ordinary profit	1,167.1	337.4	1,073.7
Net income	704.7	154.3	794.1

SMBC, non-consolidated
Gross banking profit	¥ 1,193.9	¥ 28.4	¥ 1,540.1
Net gains on bonds	9.7	(123.5)	113.8
Expenses (excluding non-recurring losses)	(557.7)	(19.7)	(727.7)
Banking profit *	636.2	8.7	812.4
Total credit cost	80.7	50.5	(19.5)
Gains (losses) on stocks	91.4	160.3	(35.7)
Ordinary profit	736.1	223.1	670.9
Net income	480.0	74.6	617.8

* Before provision for general reserve for possible loan losses

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position

As of December 31, 2013, SMFG’s total assets were ¥157,103.2 billion, an increase of ¥8,406.4 billion compared with March 31, 2013. This was mainly due to an increase in balance of cash and due from banks by ¥16,822.2 billion despite a decrease in balance of securities mainly consisted of bonds by ¥14,385.8 billion. Net assets increased by ¥857.8 billion to ¥9,301.0 billion.

Deposits increased by ¥3,748.0 billion to ¥92,829.8 billion compared with March 31, 2013. Loans and bills discounted increased by ¥2,528.3 billion to ¥68,160.4 billion.

Problem assets (non-performing loans as defined under the Financial Reconstruction Act) decreased by ¥208.6 billion to ¥1,517.7 billion compared with March 31, 2013. The problem assets ratio was 1.93%, a decrease of 0.34% compared with March 31, 2013.

3. Consolidated earnings forecasts

There are no changes to the consolidated earnings forecast, which was announced on November 12, 2013.

4. Other

Changes in accounting policies due to revisions in accounting standards

The revision of the Accounting Standard for Consolidated Financial Statements and related rules

SMFG has adopted the Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, revised on March 25, 2011, “the Accounting Standard”) applicable to the fiscal year commencing on or after April 1, 2013. Accordingly, 13 companies including Chelsea Capital Corporation were newly included in the scope of consolidation since the beginning of the nine months ended December 31, 2013.

In accordance with the transitional treatment stipulated in Article 44-4 (3) of the Accounting Standards, assets, liabilities and minority interests of those newly consolidated subsidiaries are valued by the appropriate book values reported in the consolidated financial statements at the beginning of the fiscal year.

As a result, retained earnings at the beginning of this period decreased by ¥168 million.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

(1) Consolidated balance sheets

		(Millions of yen)

	March 31, 2013	December 31, 2013

Assets:
Cash and due from banks	¥ 10,799,291	¥ 27,621,540
Call loans and bills bought	1,353,746	1,226,246
Receivables under resale agreements	273,217	433,996
Receivables under securities borrowing transactions	3,494,398	4,229,670
Monetary claims bought	1,540,516	3,585,458
Trading assets	7,765,554	7,386,937
Money held in trust	22,789	23,903
Securities	41,306,731	26,920,907
Loans and bills discounted	65,632,091	68,160,382
Foreign exchanges	2,226,427	1,771,667
Lease receivables and investment assets	1,684,800	1,786,004
Other assets	4,367,634	4,855,473
Tangible fixed assets	1,983,772	2,273,805
Intangible fixed assets	790,860	801,073
Deferred tax assets	374,258	175,690
Customers’ liabilities for acceptances and guarantees	6,009,575	6,655,728
Reserve for possible loan losses	(928,866)	(805,252)

Total assets	¥ 148,696,800	¥ 157,103,235

Liabilities:
Deposits	¥ 89,081,811	¥ 92,829,768
Negotiable certificates of deposit	11,755,654	12,901,169
Call money and bills sold	2,954,051	2,620,160
Payables under repurchase agreements	2,076,791	1,911,793
Payables under securities lending transactions	4,433,835	3,974,060
Commercial paper	1,499,499	2,661,998
Trading liabilities	6,119,631	5,646,355
Borrowed money	4,979,460	5,447,580
Foreign exchanges	337,901	497,842
Short-term bonds	1,126,300	1,117,499
Bonds	4,750,806	5,041,547
Due to trust account	643,350	680,132
Other liabilities	3,989,794	5,381,526
Reserve for employee bonuses	59,855	33,837
Reserve for executive bonuses	4,037	—
Reserve for employee retirement benefits	44,579	44,696
Reserve for executive retirement benefits	2,420	1,827
Reserve for point service program	19,319	19,357
Reserve for reimbursement of deposits	11,195	7,597
Reserve for losses on interest repayment	245,423	163,713
Reserves under the special laws	481	762
Deferred tax liabilities	68,120	124,539
Deferred tax liabilities for land revaluation	39,683	38,705
Acceptances and guarantees	6,009,575	6,655,728

Total liabilities	140,253,582	147,802,200

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	758,630	758,347
Retained earnings	2,811,474	3,349,313
Treasury stock	(227,373)	(175,067)

Total stockholders’ equity	5,680,627	6,270,489

Net unrealized gains on other securities	755,753	1,089,526
Net deferred losses on hedges	(32,863)	(69,084)
Land revaluation excess	39,129	35,852
Foreign currency translation adjustments	(97,448)	(47,608)

Total accumulated other comprehensive income	664,570	1,008,686

Stock acquisition rights	1,260	1,658
Minority interests	2,096,760	2,020,201

Total net assets	8,443,218	9,301,035

Total liabilities and net assets	¥ 148,696,800	¥ 157,103,235

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

(Millions of yen)

Nine months ended December 31,	2012	2013
Ordinary income	¥ 3,184,227	¥ 3,518,671
Interest income	1,265,027	1,364,485
Interest on loans and discounts	949,010	942,437
Interest and dividends on securities	188,282	265,734
Trust fees	1,420	1,741
Fees and commissions	731,057	830,318
Trading income	132,655	195,209
Other operating income	973,645	914,816
Other income	80,422	212,099
Ordinary expenses	2,354,536	2,351,586
Interest expenses	229,422	239,655
Interest on deposits	69,781	78,888
Fees and commissions payments	105,230	98,244
Trading losses	—	30,222
Other operating expenses	698,666	717,284
General and administrative expenses	1,090,355	1,169,849
Other expenses	230,860	96,329

Ordinary profit	829,691	1,167,084

Extraordinary gains	438	1,394
Extraordinary losses	5,242	3,703

Income before income taxes and minority interests	824,887	1,164,775

Income taxes-current	196,349	260,997
Income taxes-deffered	(19,341)	93,248

Income taxes	177,008	354,245

Income before minority interests	647,879	810,529

Minority interests in net income	97,471	105,824

Net income	¥ 550,407	¥ 704,705

(Consolidated statements of comprehensive income)

(Millions of yen)

Nine months ended December 31,	2012	2013
Income before minority interests	¥ 647,879	¥ 810,529
Other comprehensive income	15,689	402,688
Net unrealized losses on other securities	(15,156)	341,598
Net deferred gains (losses) on hedges	6,711	(35,013)
Foreign currency translation adjustments	23,445	103,014
Share of other comprehensive income of affiliates	688	(6,910)

Total comprehensive income	663,568	1,213,217

Comprehensive income attributable to shareholders of the parent	539,621	1,052,097
Comprehensive income attributable to minority interests	123,947	161,120

(3) Note on the assumption as a going concern

    Not applicable.

(4) Material changes in stockholders’ equity

    Not applicable.

Financial results

for the nine months

ended December 31, 2013

- Supplementary information -

Notes

1. Consolidated : SMFG’s consolidated figures

2. Non-consolidated : SMBC’s non-consolidated figures

3. Capital ratio as of December 31, 2013 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated					(Millions of yen)
		Nine months		Nine months	Year ended
		ended	Change	ended	Mar. 31, 2013
		Dec. 31, 2013 (A)	(A) - (B)	Dec. 31, 2012 (B)	<Reference>
Consolidated gross profit	1	2,221,163	150,678	2,070,485	2,792,891
Net interest income	2	1,124,829	89,225	1,035,604	1,392,636
Trust fees	3	1,741	321	1,420	1,871
Net fees and commissions	4	732,074	106,248	625,826	908,168
Net trading income	5	164,987	32,332	132,655	166,617
Net other operating income	6	197,531	(77,448)	274,979	323,597
General and administrative expenses	7	(1,169,849)	(79,494)	(1,090,355)	(1,496,294)
Credit costs	8	(67,224)	23,543	(90,767)	(183,552)
Write-off of loans	9	(58,022)	25,314	(83,336)	(133,639)
Provision for specific reserve for possible loan losses	10	—	—	—	(104,180)
Provision for general reserve for possible loan losses	11	—	—	—	67,530
Other credit costs	12	(9,201)	(1,770)	(7,431)	(13,262)
Gains on reversal of reserve for possible loan losses	13	88,283	62,797	25,486	—
Recoveries of written-off claims	14	8,857	791	8,066	10,436
Gains (losses) on stocks	15	79,629	146,883	(67,254)	(20,973)
Equity in earnings (losses) of affiliates	16	9,666	826	8,840	5,309
Other income (expenses)	17	(3,442)	31,367	(34,809)	(34,072)
Ordinary profit	18	1,167,084	337,393	829,691	1,073,745
Extraordinary gains (losses)	19	(2,308)	2,496	(4,804)	(9,711)
Gains (losses) on disposal of fixed assets	20	(424)	1,498	(1,922)	(5,480)
Losses on impairment of fixed assets	21	(1,603)	1,526	(3,129)	(4,314)
Income before income taxes and minority interests	22	1,164,775	339,888	824,887	1,064,033
Income taxes-current	23	(260,997)	(64,648)	(196,349)	(279,898)
Income taxes-deferred	24	(93,248)	(112,589)	19,341	133,930
Income before minority interests	25	810,529	162,650	647,879	918,065
Minority interests in net income	26	(105,824)	(8,353)	(97,471)	(124,006)
Net income	27	704,705	154,298	550,407	794,059
Note:

Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+13+14)	28	29,916	87,130	(57,214)	(173,115)
Note:	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Reference:					(Billions of yen)
Consolidated net business profit	29	1,027.8	114.9	912.9	1,166.2
Note:

Consolidated net business profit = (SMBC’s Non-consolidated banking profit (before provision for general reserve for possible loan losses))

+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio)

- (Internal transactions (dividends, etc.))

	Number of consolidated subsidiaries and affiliates

		Dec. 31, 2013 (A)	Change (A) - (B)	Mar. 31, 2013 (B)	Sep. 30, 2013 <Reference>
Consolidated subsidiaries	30	344	21	323	335
Equity method affiliates	31	47	3	44	48

Sumitomo Mitsui Financial Group

SMBC non-consolidated					(Millions of yen)

		Nine months ended Dec. 31, 2013 (A)	Change (A) - (B)	Nine months ended Dec. 31, 2012 (B)	Year ended Mar. 31, 2013 <Reference>
Gross banking profit	1	1,193,887	28,405	1,165,482	1,540,095
Net interest income	2	805,924	84,559	721,365	971,202
Trust fees	3	1,489	106	1,383	1,823
Net fees and commissions	4	248,824	26,703	222,121	343,738
Net trading income	5	28,625	9,927	18,698	(3,781)
Net other operating income	6	109,024	(92,889)	201,913	227,112
Gains (losses) on bonds	7	9,678	(123,497)	133,175	113,849
Expenses (excluding non-recurring losses)	8	(557,690)	(19,738)	(537,952)	(727,736)
Personnel expenses	9	(211,797)	(11,553)	(200,244)	(270,091)
Non-personnel expenses	10	(317,720)	(7,688)	(310,032)	(419,203)
Taxes	11	(28,172)	(497)	(27,675)	(38,440)
Banking profit (before provision for general reserve for possible loan losses)	12	636,197	8,667	627,530	812,358
Gains (losses) on bonds	13	9,678	(123,497)	133,175	113,849
Provision for general reserve for possible loan losses	14	—	—	—	—
Banking profit	15	636,197	8,667	627,530	812,358
Non-recurring gains (losses)	16	99,872	214,400	(114,528)	(141,505)
Credit costs	17	(2,864)	23,760	(26,624)	(46,326)
Gains on reversal of reserve for possible loan losses	18	82,133	25,321	56,812	26,747
Recoveries of written-off claims	19	1,412	1,372	40	54
Gains (losses) on stocks	20	91,420	160,362	(68,942)	(35,662)
Gains on sale of stocks and other securities	21	101,563	76,846	24,717	28,282
Losses on sale of stocks and other securities	22	(5,807)	(440)	(5,367)	(27,812)
Losses on devaluation of stocks and other securities	23	(4,335)	83,957	(88,292)	(36,131)
Other non-recurring gains (losses)	24	(72,229)	3,585	(75,814)	(86,319)
Ordinary profit	25	736,069	223,068	513,001	670,852
Extraordinary gains (losses)	26	(1,192)	2,324	(3,516)	(5,451)
Gains (losses) on disposal of fixed assets	27	206	1,242	(1,036)	(2,200)
Losses on impairment of fixed assets	28	(1,398)	1,081	(2,479)	(3,250)
Income before income taxes	29	734,877	225,392	509,485	665,400
Income taxes-current	30	(170,593)	(37,877)	(132,716)	(209,704)
Income taxes-deferred	31	(84,259)	(112,897)	28,638	162,095
Net income	32	480,024	74,617	405,407	617,791

Total credit cost (14+17+18+19)	33	80,681	50,453	30,228	(19,523)
Provision for general reserve for possible loan losses	34	47,633	(21,735)	69,368	71,680
Write-off of loans	35	(344)	21,687	(22,031)	(40,258)
Provision for specific reserve for possible loan losses	36	35,305	48,022	(12,717)	(45,102)
Losses on sales of delinquent loans	37	(2,519)	2,074	(4,593)	(6,067)
Provision for loan loss reserve for specific overseas countries	38	(805)	(966)	161	168
Recoveries of written-off claims	39	1,412	1,372	40	54

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (Domestic)

SMBC non-consolidated					(%)
		Nine months ended Dec. 31, 2013		Nine months ended Dec. 31, 2012	Year ended Mar. 31, 2013 <Reference>
			Change
Interest earned on loans and bills discounted (A)		1.42	(0.13)	1.55	1.54
Interest paid on deposits, etc. (B)		0.04	(0.01)	0.05	0.05
Interest spread (A) - (B)		1.38	(0.12)	1.50	1.49

3. Problem assets based on the Financial Reconstruction Act
Consolidated					(Billions of yen)
		Dec. 31, 2013		Mar. 31, 2013	Sep. 30, 2013 <Reference>
			Change
Bankrupt and quasi-bankrupt assets	1	220.4	(27.8)	248.2	237.4
Doubtful assets	2	842.0	(131.0)	973.0	863.9
Substandard loans	3	455.3	(49.8)	505.1	472.1
Total problem assets (A)	4	1,517.7	(208.6)	1,726.3	1,573.4

Normal assets	5	77,286.4	3,012.8	74,273.6	73,908.3
Total (B)	6	78,804.2	2,804.2	76,000.0	75,481.7

Problem asset ratio (A/B)	7	1.93%	(0.34)%	2.27%	2.08%

Amount of direct reduction		636.1	(17.0)	653.1	640.9

SMBC non-consolidated					(Billions of yen)
		Dec. 31, 2013		Mar. 31, 2013	Sep. 30, 2013 <Reference>
			Change
Bankrupt and quasi-bankrupt assets	8	129.8	(15.7)	145.5	140.6
Doubtful assets	9	630.1	(61.3)	691.4	637.0
Substandard loans	10	242.6	(14.0)	256.6	248.7
Total problem assets (A)	11	1,002.5	(91.0)	1,093.5	1,026.3

Normal assets	12	71,881.3	4,591.8	67,289.5	68,560.3
Total (B)	13	72,883.8	4,500.8	68,383.0	69,586.6

Problem asset ratio (A/B)	14	1.38%	(0.22)%	1.60%	1.47%

Amount of direct reduction		335.4	(20.6)	356.0	338.6

Note:	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated									(Billions of yen)
		Dec. 31, 2013					Mar. 31, 2013
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses			Gains	Losses
				Change from Mar. 2013
Held-to-maturity purpose	1	4,833.4	36.2	(25.0)	36.8	0.6	5,852.1	61.2	61.2	0.0
Other securities	2	22,378.9	1,641.6	520.0	1,757.3	115.7	35,776.8	1,121.6	1,256.6	135.0
Stocks	3	3,335.5	1,296.4	525.2	1,339.2	42.7	2,806.7	771.2	867.1	95.9
Bonds	4	12,587.6	62.5	(45.9)	66.8	4.4	24,525.3	108.3	112.2	3.9
Japanese government bonds	5	9,604.6	22.3	(42.3)	23.4	1.1	21,479.9	64.6	64.8	0.2
Others	6	6,455.8	282.7	40.7	351.3	68.6	8,444.8	242.0	277.3	35.2
Other money held in trust	7	23.9	0.1	0.1	0.1	—	22.8	0.0	0.0	—
Total	8	27,236.2	1,677.9	495.2	1,794.2	116.3	41,651.7	1,182.8	1,317.8	135.0
Stocks	9	3,335.5	1,296.4	525.2	1,339.2	42.7	2,806.7	771.2	867.1	95.9
Bonds	10	17,412.1	98.7	(70.8)	103.7	5.0	30,365.3	169.5	173.4	3.9
Others	11	6,488.5	282.8	40.8	351.4	68.6	8,479.6	242.1	277.3	35.2

SMBC non-consolidated									(Billions of yen)
		Dec. 31, 2013					Mar. 31, 2013
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses			Gains	Losses
				Change from Mar. 2013
Held-to-maturity purpose	12	4,728.1	35.4	(24.5)	36.0	0.6	5,735.9	59.9	59.9	0.0
Stocks of subsidiaries and affiliates	13	3,133.3	(51.6)	(35.3)	15.2	66.8	2,474.1	(16.3)	7.3	23.6
Other securities	14	20,384.6	1,545.1	504.4	1,647.6	102.5	33,655.4	1,040.7	1,165.8	125.1
Stocks	15	3,292.5	1,294.5	524.8	1,332.7	38.2	2,792.9	769.7	862.3	92.6
Bonds	16	11,478.9	59.3	(36.0)	62.6	3.3	23,126.3	95.3	98.6	3.3
Japanese government bonds	17	9,157.8	21.4	(34.2)	22.0	0.6	20,717.2	55.6	55.8	0.2
Others	18	5,613.2	191.3	15.6	252.3	61.0	7,736.2	175.7	204.9	29.2
Other money held in trust	19	2.1	0.1	0.1	0.1	—	2.4	0.0	0.0	—
Total	20	28,248.1	1,529.0	444.7	1,698.9	169.9	41,867.8	1,084.3	1,233.0	148.7
Stocks	21	4,462.0	1,297.4	533.1	1,347.9	50.5	3,900.8	764.3	869.6	105.3
Bonds	22	16,207.0	94.7	(60.5)	98.6	3.9	28,862.2	155.2	158.5	3.3
Others	23	7,579.1	136.9	(27.9)	252.4	115.5	9,104.8	164.8	204.9	40.1

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within other securities and foreign stocks within others of other securities are valuated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on other securities include gains or losses which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to net assets, accordingly. The amounts as of December 31, 2013 and March 31, 2013, are gains of 48.9 billion yen and 29.8 billion yen, respectively, in the statements of income.
	4.	Floating-rate Japanese government bonds which SMBC held as other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated								(Billions of yen)
		Dec. 31, 2013				Mar. 31, 2013

		Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
	Interest rate swaps	90.1	58.0	32.1	(58.9)	78.4	22.6	55.9	(7.7)
	Currency swaps	60.0	638.6	(578.6)	(48.8)	20.2	200.0	(179.9)	(37.2)
	Others	0.7	0.6	0.1	(10.9)	0.9	—	0.9	51.8
	Total	150.8	697.2	(546.4)	(118.6)	99.5	222.6	(123.1)	6.8
Notes:	1. Derivative transactions are valuated at fair value on the balance sheet.

2. SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

	3. Figures for Net deffered gains (losses) are those before application of tax effect accounting.

Appendix: Contract amount of interest rate swaps (under deferred hedge accounting), classified by maturity
								(Billions of yen)
		Dec. 31, 2013				Mar. 31, 2013

		1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
	Receivable fixed rate /payable floating rate	3,338.2	17,323.8	6,947.8	27,609.7	2,347.4	15,046.7	8,201.6	25,595.6
	Receivable floating rate /payable fixed rate	640.9	7,950.3	7,143.9	15,735.1	870.7	5,401.9	7,198.2	13,470.9
	Receivable floating rate /payable floating rate	—	10.2	—	10.2	—	16.6	—	16.6
	Total contract amount	3,979.0	25,284.3	14,091.7	43,355.0	3,218.1	20,465.3	15,399.8	39,083.1

6. Balance of deposits and loans

SMBC non-consolidated			(Billions of yen)

	Dec. 31, 2013	Change from Mar. 31, 2013	Mar. 31, 2013	Sep. 30, 2013 <Reference>
Domestic deposits	73,281.5	634.1	72,647.4	72,844.3
Individual	40,783.2	1,955.5	38,827.7	39,632.6
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	63,235.3	3,464.6	59,770.8	60,839.4
Domestic offices (excluding offshore banking accounts)	48,485.8	892.5	47,593.3	47,789.2
Overseas offices and offshore banking accounts	14,749.5	2,572.1	12,177.4	13,050.3

7. Return on equity
Consolidated				(%)

	Nine months ended Dec. 31, 2013	Change	Year ended Mar. 31, 2013	Six months ended Sep. 30, 2013 <Reference>
ROE (denominator: Total stockholders’ equity)	15.7	0.9	14.8	17.1

Note:
ROE (denominator: Total stockholders’ equity)	=	(Net income) X (Number of days in a year (365 days)) / (Number of days in the period (275days (365 days)))	X100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

8. Exposure of securitized products	Managerial accounting basis
Consolidated

(1)	Securitized products

								(Billions of yen)
	Dec. 31, 2013						Mar. 31, 2013
	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write- offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
			Overseas					Overseas
		Change from Mar. 2013		Change from Mar. 2013		Change from Mar. 2013
Cards, etc.	100.0	2.3	88.6	(9.2)	0.6	0.3	97.8	97.8	0.4
CLO	0.6	0.1	0.6	0.1	2.0	(0.1)	0.5	0.5	2.1
CMBS	9.4	1.0	9.4	1.0	0.5	0.0	8.5	8.5	0.5
RMBS, etc.	14.2	14.1	14.2	14.1	0.1	(0.1)	0.1	0.1	0.2
Total	124.3	17.4	112.9	6.0	3.3	0.1	106.9	106.9	3.2
Notes:	1.	There is no amount of ABCP.
2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

(2)	Leveraged loans

						(Billions of yen)
	Dec. 31, 2013				Mar. 31, 2013
	Loans		Undrawn commitments		Loans	Undrawn commitments
		Change from Mar. 2013		Change from Mar. 2013
Europe	143.8	34.5	25.9	9.2	109.4	16.6
Japan	250.2	69.4	33.0	(3.2)	180.8	36.2
United States	136.3	62.5	108.1	31.6	73.8	76.5
Asia (ex. Japan)	60.4	0.5	4.6	(1.1)	59.8	5.6
Total	590.7	166.9	171.6	36.6	423.8	135.0